SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           WESTELL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                     Class B Common Stock, par value $0.01(1)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  957541-10-5 (Number for Class A Common Stock)
--------------------------------------------------------------------------------
                                  CUSIP Number

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)
         / /      Rule 13d-1(c)
         /X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
(1) Although not registered under Section 12 of the Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Gary F. Seamans

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not applicable.

                  (A)
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

  NUMBER OF   5.  SOLE VOTING POWER

   SHARES                  1 share of Class B Common Stock (at January 15, 1999)

BENEFICIALLY  6.  SHARED VOTING POWER

  OWNED BY                 0

    EACH      7.  SOLE DISPOSITIVE POWER

  REPORTING                1 share of Class B Common Stock (at January 15, 1999)

   PERSON     8.  SHARED DISPOSITIVE POWER

    WITH                   0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1 share of Class B Common Stock (at January 15, 1999)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Less than 1%.

12.      TYPE OF REPORTING PERSON:  IN

Item 1(a)      NAME OF ISSUER:    Westell Technologies, Inc.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        750 North Commons Drive, Aurora, Illinois  60504

Item 2(a)      NAME OF PERSON FILING:  Gary F. Seamans

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                        750 North Commons Drive, Aurora, Illinois  60504

Item 2(c)      CITIZENSHIP:   United States

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Westell Technologies, Inc. Class B Common Stock has four votes per share and automatically converts into Class A Common Stock unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e)      CUSIP NUMBER:

               The CUSIP number of the Class A Common Stock is 957541-10-5. Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

Item 3         THE PERSON FILING THIS STATEMENT IS A:

               Not Applicable.

               This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4         OWNERSHIP

               (a) Amount Beneficially Owned as of January 15, 1999:  1 share of Class B Common Stock.

               (b) Percent of Class: Less than 1%.

               (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote as of
                       January 15, 1999:

                                         1 share of Class B Common Stock

                 (ii) shared power to vote or to direct the vote:

                                         None

                (iii) sole power to dispose or direct the disposition of as of January 15, 1999:

                                         1 share of Class B Common Stock

                 (iv) shared power to dispose or direct the disposition of:

                                         None

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following /X/.

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               Not applicable.

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

Item 9         NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

Item 10        CERTIFICATION:

               Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 8, 1999
                                      ------------------------------------------
                                      Date


                                      /s/ Gary F. Seamans
                                      ------------------------------------------
                                      Gary F. Seamans


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).